As filed with the Securities and Exchange Commission on April 1, 1999

                                               Registration No. 333-48897
   ======================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               _______________

                       POST-EFFECTIVE AMENDMENT NO. 1
                                     TO
                                  FORM S-20
                           REGISTRATION STATEMENT
                                    Under
                         The Securities Act of 1933
                               _______________

                      THE OPTIONS CLEARING CORPORATION
           (Exact name of registrant as specified in its charter)


                          440 South LaSalle Street
                                 Suite 2400
                          Chicago, Illinois  60605
                                312-322-6200
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Wayne P. Luthringshausen, Chairman
                      The Options Clearing Corporation
                          440 South LaSalle Street
                                 Suite 2400
                          Chicago, Illinois  60605
                                312-322-6200
     (Name, address, including zip code, and telephone number, including area code, of agent for service)


                               With a copy to:

                              William H. Navin
                            Schiff Hardin & Waite
                              7200 Sears Tower
                           Chicago, Illinois 60606
                                312-258-5534

   ======================================================================

                         Amending Part I and Part II





   PROSPECTUS



                                  [L O G O]


                      THE OPTIONS CLEARING CORPORATION


                            PUT AND CALL OPTIONS



        This prospectus pertains to put and call options ("Options") issued by The Options Clearing Corporation ("OCC").

        Certain types of transactions in Options involve a high degree of risk and are not suitable for many investors. Investors should understand the nature and extent of their rights and obligations and be aware of the risks involved. An options disclosure document containing a description of the risks of Options transactions is required, under U.S. laws, to be furnished to Options investors. That document is entitled Characteristics and Risks of Standardized Options. Investors may obtain it from their brokers. That document is not a part of this prospectus, and it is not incorporated herein by reference or otherwise.

        Financial statements of OCC and certain additional information required to be contained in Part II of the registration statement of which this prospectus forms a part, other than exhibits, may be obtained without charge upon request from OCC. The exhibits required to be contained in Part II may be inspected at the offices of OCC or obtained from OCC or from the Securities and Exchange Commission ("SEC") upon payment of the applicable fee.

                             ------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ------------------

               The date of this prospectus is April 30, 1999.











        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF OCC OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OCC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OPTIONS IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

        Certain Options issued by OCC and traded on U.S. exchanges may also be traded on non-U.S. exchanges. Options issued by OCC that are traded on non-U.S. exchanges would be identical to Options having the same terms that are traded on U.S. exchanges. A United States investor desiring to effect transactions in OCC-issued Options on non-U.S. exchanges generally could do so through a United States broker who is a member of the non-U.S. exchange or who maintains an affiliation or correspondent relationship with a member of that exchange. Investors should bear in mind that non-U.S. exchanges, transactions in Options executed on such exchanges, and non-U.S. members of such exchanges are not subject to regulation by the SEC, are not generally subject to the requirements of the securities or other laws of the United States, and may not be subject to the jurisdiction of courts in the United States.


































                      THE OPTIONS CLEARING CORPORATION

        OCC was organized as a corporation in 1972 under the laws of the state of Delaware. OCC is owned equally by the U.S. exchanges that provide markets in Options. As of the date of this prospectus, those exchanges are the American Stock Exchange LLC, the Chicago Board Options Exchange, Incorporated, the Pacific Exchange Incorporated, and the Philadelphia Stock Exchange, Inc.

        OCC's principal business consists of issuing Options, providing facilities for the clearance and settlement of transactions in Options, and providing incidental services to its Clearing Members and to the markets on which Options are traded. (Clearing Members are organizations-generally securities firms-that assume responsibility to OCC for the settlement of transactions in Options and the performance of the obligations undertaken by writers of Options.)

        OCC is managed by a board of directors consisting of nine directors who represent Clearing Members, one director representing each of the exchanges named above, one public director, and the chief executive officer of OCC.

        The principal executive offices of OCC are located at 440 South LaSalle Street, Chicago, Illinois 60605, telephone (312) 322-6200.

                           DESCRIPTION OF OPTIONS

   GENERAL

        The Options covered by this prospectus are put and call options issued by OCC. As of the date of this prospectus, Options are traded or approved for trading on common stocks and certain other equity securities, including preferred stocks, publicly traded limited partnership interests, American Depositary Receipts, American Depositary Shares, and interests in unit investment trusts, investment companies and similar entities holding portfolios or baskets of common stocks, all of which are included in the term "stock" as used in this prospectus. Options are also currently traded or approved for trading on United States Treasury bonds, notes, and bills (sometimes referred to below as "debt instruments"), on foreign currencies, on stock and mutual fund indexes, and on the yields of certain Treasury securities. Stock, debt instruments, currencies, and indexes on which Options are traded are referred to as "underlying interests." Packaged spread Options, calling for payment, upon exercise, of the net exercise settlement values of specified types of spread positions, have also been approved for trading. Options may be traded on other underlying interests in the future.

        There are three "styles" of Options-American, European, and capped. Subject to certain limitations prescribed in the by-laws and rules of OCC, an American-style Option may be exercised at any time prior to expiration. A European-style Option or a capped Option may






   be exercised only at expiration. In addition, a capped Option will be automatically exercised if the value of the underlying interest on any trading day (determined at a specified time of day) equals or exceeds (in the case of a call Option), or equals or is less than (in the case of a put Option), the pre-established "cap price" for the Option. Certain American-style and European-style Options will be automatically exercised at expiration if they are in the money or in the money by a minimum amount. An Option holder may determine from his broker whether and under what circumstances the Option will be automatically exercised, and, if the Option will not be automatically exercised, what steps the holder must take in order to exercise.

        Some Options call for the delivery of the underlying interest against payment of the exercise price. When an Option of that type is exercised, subject to limitations that may be imposed by OCC pursuant to its by-laws and rules, the exercising holder sells (in the case of a put) or buys (in the case of a call) the number of shares or other units of the underlying interest covered by the Option at a fixed or determinable exercise price. Other Options are "cash-settled." When a cash-settled Option is exercised, the holder is entitled to receive a cash "exercise settlement amount." The exercise settlement amount for a cash-settled Option is equal to the product of (i) the difference between the exercise price of the Option and the settlement value of the underlying interest as of a specified date and time (or, in the case of a capped Option that is automatically exercised, the cap price) and (ii) the number of units of the underlying interest covered by the Option, or, in the case of Options on indexes or yields, a
   fixed "multiplier."   Certain Options may provide for payments or
   deliveries prior to exercise, such as dividend equivalent payments.

        As of the date of this prospectus, an exchange has proposed to trade "differential Options." A differential Option is a cash-settled European-style Option based on an index reflecting the differential (positive in the case of a call or negative in the case of a put) between the percentage price performance of a designated interest and that of a benchmark interest over the life of the Option. Other exchanges have proposed to trade Options on exchange-traded mutual fund shares. Trading of differential Options and Options on exchange-traded mutual fund shares is subject to SEC approval.

   OBLIGATIONS OF OCC

        The obligations of OCC to holders and writers of Options are prescribed in its by-laws and rules, copies of which may be obtained as described under "Additional Information" below. The following is a brief summary of some, but not all, of those obligations, and is qualified in its entirety by the provisions of the by-laws and rules themselves.










   1.  ACCEPTANCE AND REJECTION OF TRANSACTIONS

        If a market reports an Option transaction to OCC on a timely basis, OCC ordinarily becomes obligated to "accept" the transaction-that is, to issue the Option if the buyer was engaging in an opening purchase transaction or to cancel a pre-existing writer's position if the buyer was engaging in a closing purchase transaction-on the following business day. When OCC issues Options, it assumes the obligations described below under "Exercise and Settlement." OCC has no obligation with respect to any transaction in Options unless and until the transaction is reported to OCC by the responsible market.
   In the case of certain Options, OCC reserves the right to reject even properly reported transactions if the Clearing Member representing the buyer fails to meet its obligations to OCC before the time when the Option would otherwise be issued. If a transaction is rejected for that reason, the writer may have remedies under the rules of the market where the transaction took place.

   2.  EXERCISE AND SETTLEMENT

        When OCC issues an Option, it becomes obligated to purchase (in the case of a put) or sell (in the case of a call) the underlying interest for the stated exercise price (or, in the case of a cash-settled Option, to pay the exercise settlement amount) if the Option is exercised. The procedures whereby OCC discharges these obligations are prescribed in the by-laws and rules of OCC, and are summarized below.

        After an Option is exercised, OCC assigns the exercise to a Clearing Member whose account with OCC reflects the writing of an Option of the same series as the exercised Option. The assigned Clearing Member then becomes obligated to perform OCC's obligations on its behalf-that is, to purchase the underlying interest (in the case of an exercised put) or to sell the underlying interest (in the case of an exercised call) for the specified exercise price, or to pay the exercise settlement amount in the case of a cash-settled Option.

        While an American-style Option normally can be exercised at any time prior to its expiration, and a European-style or capped-style Option ordinarily can be exercised at expiration, both OCC and the Options markets have the authority to restrict the exercise of Options at certain times in specified circumstances. It also is possible that a court, the SEC or another regulatory agency having jurisdiction would take action which would have the effect of restricting the exercise of an Option or settlement of such exercise. If a restriction on exercise is imposed at a time when trading in the Option has also been halted, holders of that Option may be locked into their positions until either the restriction or the trading halt has been lifted. Further, certain restrictions could prevent exercise throughout the exercise period, in which event an Option would expire worthless.







        A. STOCKS. Settlement obligations among Clearing Members resulting from the exercise of Options calling for the delivery of stocks are ordinarily discharged through a stock clearing corporation. Like OCC, a stock clearing corporation is registered with the SEC as a clearing agency, and its rules are subject to SEC review. After an exercise of an Option calling for the delivery of stock has been assigned as described above, OCC will report the exercise to the stock clearing corporation. Each Clearing Member (or its agent) then looks to the stock clearing corporation for settlement, and receives delivery of the underlying stock or payment of the exercise price, as the case may be, in accordance with the rules of the clearing corporation. The clearing corporation in turn looks to the other Clearing Member for an offsetting delivery or payment. When an exercise is submitted to a stock clearing corporation for settlement and not rejected by it, the responsibility for completing the settlement passes from OCC to the stock clearing corporation. This occurs on or prior to the exercise settlement date, at a time determined by agreement between OCC and the stock clearing corporation. After that time, OCC has no further responsibility to its Clearing Members for the exercise. Instead, rights and responsibilities run between the exercising and assigned Clearing Members and the stock clearing corporation. In unusual circumstances, OCC may require that particular exercises (or exercises of stock Options generally) be settled directly between the exercising and the assigned Clearing Members. In those cases, OCC's obligations are discharged when the aggregate exercise price in the case of a put, or the underlying stock in the case of a call, is delivered to the exercising Clearing Member.

        B. DEBT INSTRUMENTS. Exercises of Options requiring delivery of debt instruments are settled directly between the exercising and the assigned Clearing Members or their agents. OCC's obligations are discharged when the aggregate exercise price in the case of a put, or the deliverable underlying debt instrument in the case of a call, is delivered to the exercising Clearing Member.

        C. FOREIGN CURRENCIES. Exercises of Options requiring delivery of foreign currencies are settled through OCC. Currencies are delivered to OCC, and redelivered by OCC to the receiving Clearing Members, through banking channels that make the underlying currency available to the recipient in the country of origin (as designated by OCC, in the case of the euro). Exercise prices are paid to OCC, and credited by OCC to the accounts of the delivering Clearing Members, either through OCC's regular cash settlement system or through the banking channels used for delivery of the underlying currencies. Certain foreign currency Options have exercise prices that are denominated in currencies other than U.S. dollars (e.g., Options to purchase British pounds for Japanese yen). Payment of exercise prices denominated in foreign currencies and delivery of the underlying currencies are effected through banking arrangements established for that purpose by OCC in the country of origin of the currency being paid or delivered.







        Clearing Members may arrange in some cases for delivery of underlying foreign currency and payment of exercise prices to be made directly between a customer's bank account and an OCC correspondent bank. In some cases, OCC may act as an agent for The Intermarket Clearing Corporation ("ICC"), a subsidiary of OCC, in making foreign currency settlements with Clearing Members, and settlements between OCC and ICC may be netted. ICC's settlement procedures are the same as OCC's. OCC's obligations to the exercising Clearing Member are discharged when the aggregate exercise price in the case of a put, or the underlying currency in the case of a call, is delivered to the Clearing Member.

        D. CASH SETTLEMENTS. Exercises of cash-settled Options are settled through OCC. The exercise settlement amount is credited to the exercising Clearing Member's settlement account with OCC and charged to the account of the assigned Clearing Member. OCC's obligations are discharged when the exercise settlement amount is credited to the account of the exercising Clearing Member. In the future, exchanges may introduce cash-settled Options with exercise settlement amounts payable in currencies other than U.S. dollars. OCC and Clearing Members would pay and receive such amounts through banking channels that make the relevant currency available to the recipient in the country of origin.

        Exercise settlement amounts for cash-settled Options are calculated based upon values or prices for the underlying interests determined in accordance with procedures specified in the by-laws and rules of OCC or in the rules of the exchanges on which the Options are traded. Special discretionary procedures for determining exercise settlement amounts may apply when values or prices of the underlying interests are unreported or otherwise unavailable or have been affected by trading halts or other unusual conditions.

        E. NET SETTLEMENT. If a Clearing Member is obligated both to purchase and to sell a particular underlying interest for the same exercise price on the same exercise settlement date, OCC may offset the Clearing Member's purchase and sale obligations against each other, so that only the net purchase obligation or the net sale obligation will have to be settled as described above. Where an exercise is settled by offset, OCC has no further responsibility in respect of that exercise. OCC may net a Clearing Member's purchase and sale obligations with respect to foreign currencies even where the purchase and sale are at different exercise prices. In that event, the difference in exercise prices is settled in cash between OCC and the Clearing Member.

        F. SETTLEMENT WITH CUSTOMERS. The foregoing describes the system for exercise settlements among OCC and its Clearing Members. Clearing Members settle independently with their customers (or with brokers representing customers). OCC has no responsibility for settlements between a Clearing Member or broker and its customer or






   for the funds or securities of a customer that are held by a Clearing Member or broker.

        G. SHORTAGES OF UNDERLYING INTERESTS. In certain circumstances involving shortages of underlying securities or currencies or in other unusual situations, OCC has the power to impose special exercise settlement procedures. These special procedures may involve delaying settlements or fixing cash settlement prices in lieu of delivery of the underlying security or currency. In such circumstances OCC also may prohibit the exercise of puts by holders who would be unable to deliver the underlying security or currency on the exercise settlement date. In the event of a shortage of an underlying debt instrument, OCC may permit the delivery of other, generally comparable securities, and may adjust the exercise prices of affected Options to compensate for such substitute deliveries.

   3.   REMEDIES

        A. GENERAL RULE. If an exercising or an assigned Clearing Member is suspended by OCC, with the result that a pending exercise will not be settled in the ordinary course, or if a Clearing Member fails to make settlement for an exercise that was to have been settled directly with another Clearing Member or an exercise of foreign currency Options, OCC may require that the underlying interest be bought in or sold out by the non-defaulting party to the exercise. Losses on such transactions constitute senior claims against certain assets of the defaulting Clearing Member in the possession of OCC, and are compensable out of OCC's Clearing Funds (see "The Back-Up System") to the extent that those assets are insufficient. In addition, losses sustained by an exercising Clearing Member would constitute claims against the general assets of OCC.

        B. CASH-SETTLED PRODUCTS. Even if a Clearing Member that is a party to an exercise of a cash-settled Option is suspended or fails to pay the exercise settlement amount to OCC, OCC is obligated to settle with all Clearing Members that have filed exercise notices that were assigned to the suspended or defaulting Clearing Member.

        C. SETTLEMENTS THROUGH STOCK CLEARING CORPORATIONS. After responsibility for completing a settlement passes to a stock clearing corporation as described above, the exercising and assigned Clearing Members have no further rights against OCC or any assets in its possession.

        D. TENDER OFFERS, ETC. If an exercising or an assigned Clearing Member fails to make timely delivery of an underlying security on the exercise settlement date, and as a result another party is unable to deliver the security in sufficient time to participate in a tender offer, exchange offer, or other transaction, the Clearing Member that failed to make timely delivery may be held liable for any loss sustained by the other party. Similarly, a







   Clearing Member may seek to hold its customer liable for losses sustained due to the customer's failure to make timely delivery.

   4.   THE BACK-UP SYSTEM

        OCC's settlement procedures are designed so that for every outstanding Option there will be a writer-and a Clearing Member that is or that represents the writer-of an Option of the same series who has undertaken to perform OCC's obligations in the event that an exercise is assigned to such writer. As a result, no matter how many Options of a given series may be outstanding at any time, there will always be a group of writers of Options of the same series who, in the aggregate, have undertaken to perform OCC's obligations with respect to such Options.

        A customer that writes an Option is contractually bound to its broker to perform in accordance with the terms of the Option. These contractual obligations are secured by the securities or other margin that the customer is required to deposit with its broker.

        Clearing Members are contractually bound to perform their obligations to OCC regardless of whether their customers perform. Standing behind a Clearing Member's obligations are the Clearing Member's net capital, the Clearing Member's margin deposits with OCC, OCC's lien and setoff rights with respect to certain of the Clearing Member's assets, and the Clearing Funds.

        A. THE CLEARING MEMBER'S NET CAPITAL. Every U.S. Clearing Member must have an initial net capital (as defined in SEC rules) of $1 million or more, depending on the nature and magnitude of its assets and obligations. A Clearing Member's net capital may fall to less than that amount as a result of transactions in the regular course of business, but a Clearing Member may not engage in or clear any opening transaction if its net capital falls below $750,000 or a greater amount determined in accordance with the rules of OCC.
   Certain non-U.S. Clearing Members may elect to comply with alternative financial requirements. These alternative requirements may be more or less stringent than those applicable to U.S. Clearing Members. A Clearing Member's assets are, of course, subject to claims by creditors other than OCC.

        OCC obtains certain financial reports from each Clearing Member on a monthly basis, and may require more frequent reports. In appropriate cases, OCC may impose restrictions on a Clearing Member's operations, such as a prohibition on opening transactions or a requirement that the Clearing Member reduce or eliminate certain writing positions.

        When options issued by OCC are traded on non-U.S. exchanges, clearinghouses associated with those exchanges ("Associate
   Clearinghouses") may maintain Options accounts with OCC. The financial and reporting requirements applicable to Associate






   Clearinghouses, as well as OCC's ability to impose restrictions on positions carried by Associate Clearinghouses, would be subject to agreements between OCC and the Associate Clearinghouses.

        B. THE CLEARING MEMBER'S MARGIN DEPOSITS. Subject to certain exceptions described below, each Clearing Member is required to deposit and maintain margin with OCC with respect to each Option for which it represents the writer. Several different forms of margin are permitted, including cash, marketable securities and letters of credit, and certain margin assets may be denominated in foreign currencies. OCC may in the future accept margin deposits in still other forms.

        The amount of margin is specified by OCC in accordance with its rules, and may be reduced to the extent a Clearing Member is permitted or required to pledge to OCC certain Options positions carried in its accounts with OCC. OCC may require any Clearing Member to deposit higher margins at any time in the event it deems such action necessary and appropriate in the circumstances to protect the interests of other Clearing Members, OCC or the public. OCC may waive a margin deposit that would otherwise be required to be made if it determines that the waiver is advisable in the public interest and for the protection of investors and is consistent with maintaining OCC's financial integrity.

        OCC has implemented "cross-margining" arrangements with various commodity clearing organizations. Under these arrangements, OCC Clearing Members that are also members of one or more of the participating commodity clearing organizations, or that have affiliates that are members of such clearing organizations, can pledge positions in certain Options to secure their obligations (or obligations of their designated affiliates) in respect of positions in related futures and futures options and vice versa. The obligations of one or more participating commodity clearing organizations are substituted in whole or in part for the Clearing Member's obligations to deposit margin in respect of cross-margined Option writing positions. Margin deposited in satisfaction of any remaining margin requirement in respect of cross-margined Options, futures and futures options positions is held jointly for the benefit of OCC and the participating commodity clearing organizations.

        OCC also functions as an intermediary in stock lending and borrowing transactions among participating Clearing Members. Positions representing the rights and obligations of the borrowing or lending Clearing Member to OCC are carried in the Clearing Member's accounts at OCC. A Clearing Member's margin requirements reflect the increase or decrease in risk to OCC associated with the inclusion of those positions in the Clearing Member's accounts, except that a Clearing Member may elect to exclude borrow and loan positions from its margin requirements. In that event, OCC relies on its internal risk monitoring systems and the Clearing Member's Clearing Fund







   deposit and the other elements of the OCC back-up system to mitigate the intra-day risk to OCC created by those positions.

        Margin deposited by a Clearing Member may be applied only to the obligations of that Clearing Member and its designated affiliates and may not be applied to the obligations of other Clearing Members or the obligations of OCC itself.

        In lieu of depositing margin with respect to writing positions in certain call Options, a Clearing Member may deposit the underlying interest, or, in the case of index Options, a combination of cash and marketable securities with an aggregate initial value determined in accordance with the rules of OCC. In lieu of depositing margin with respect to writing positions in certain put Options, a Clearing Member may deposit cash and/or short-term government securities with an aggregate initial value not less than the aggregate exercise price. Cash and securities deposited in lieu of margin must be placed with a depository satisfactory to OCC under agreements requiring their delivery or liquidation and payment of the proceeds in the event that the writer is required to perform its exercise settlement obligations with respect to the position covered by the deposit.

        OCC has no reason to believe that any depository holding margin deposits or deposits made in lieu of margin will not deliver them in accordance with the terms of its agreement with OCC, or that any bank will not honor letters of credit issued to OCC for margin purposes. However, there can be no assurance that a bank or other depository will not delay or default in performing these or other obligations to OCC, or be restrained by court order or regulatory action from performing these obligations, and such delays or defaults could adversely affect OCC's ability to perform its obligations as the issuer of Options.

        C. OCC'S LIEN AND SETOFF RIGHTS. OCC has a lien on, and setoff right against, certain securities, margin deposits, funds and other assets maintained in Clearing Members' accounts with OCC. If a Clearing Member does not perform its obligations to OCC, these assets may be sold or converted to cash and the proceeds applied to the performance of the Clearing Member's obligations to OCC (such application being limited, in certain cases, to obligations arising from the same account in which the assets were held).

        D. THE CLEARING FUNDS. OCC's rules provide for Clearing Funds composed of mandatory deposits by Clearing Members. These Funds are for the protection of OCC and are not general indemnity funds available to other persons, such as customers of Clearing Members.
   The amounts of the Funds vary over time, based on formulas designed to reflect OCC's risk exposure. The proportionate contribution of each Clearing Member takes into account the size of the Clearing Member's positions relative to the positions of all Clearing Members. All Clearing Fund deposits must be made in cash or by the deposit of U.S. or Canadian government securities or other government securities






   acceptable to OCC, except that OCC may agree with an Associate
   Clearinghouse that its Clearing Fund deposit may be made in different or additional forms.

        If a Clearing Member fails to discharge any obligation to OCC in connection with Options or stock loan/borrow transactions, its Clearing Fund deposits may be applied to the discharge of that obligation. If a Clearing Member's obligation to OCC exceeds its Clearing Fund deposits, the amount of the deficiency may be charged by OCC on a predetermined basis against all other Clearing Members' deposits to the Clearing Funds. OCC also may charge to the Clearing Funds, on the same basis, certain other losses resulting from its business as a clearing agency and issuer of securities. Whenever amounts are paid out of a Clearing Fund as a result of such a charge, Clearing Members are required promptly to make good any deficiency in their deposits resulting from such payment, except that a Clearing Member is not required to pay more than an additional 100% of the amount of its prescribed deposits to a Clearing Fund if it ceases to clear transactions in Options of the types for which the applicable Clearing Fund was established and promptly closes out or transfers all of its positions in such Options.

        Under certain limited circumstances, OCC may borrow against the Clearing Funds on a short term basis to meet obligations arising out of the suspension of a Clearing Member and related actions taken by OCC or to cover losses resulting from bank or clearing organization failures.

        OCC will also have available its own assets in the event that the Clearing Funds are insufficient However, these assets are small relative to the magnitude of OCC's potential obligations.

   CERTIFICATELESS TRADING

        No certificates are issued to evidence Options. Investors look to the confirmations and statements that they receive from their brokers to confirm their positions as holders or writers of Options.

                           ADDITIONAL INFORMATION

        Certain additional information, which is neither part of this prospectus nor incorporated herein in any way, can be obtained as described below:

        1.   The document entitled CHARACTERISTICS AND RISKS OF
             STANDARDIZED OPTIONS referred to on the cover page of this prospectus may be obtained by U.S. customers from their brokers.

        2. The by-laws and rules of OCC, as the same may be amended from time to time, are filed with the SEC under the Securities Exchange Act of 1934. These filings may be






             obtained from the SEC upon payment of the fees prescribed by the SEC.

        3. The constitutional provisions, rules, regulations and other requirements of the U.S. exchanges that are authorized to provide markets in Options, and of the stock clearing corporation through which exercises of stock Options are settled, are required to be filed with the SEC. These filings may be obtained from the SEC upon payment of the fees prescribed by the SEC. Copies of corresponding documents relating to non-U.S. exchanges that provide markets in Options may be obtained in accordance with the rules applicable to those exchanges. OCC is not responsible for the content, interpretation, sufficiency or enforcement of such provisions, rules, regulations, other requirements or documents.

        4. The financial statements of OCC and certain other information may be obtained as described on the cover page of this prospectus.






































                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

   ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

        OCC's by-laws provide for a board of directors consisting of nine Member Directors elected by Clearing Members, one Exchange Director designated by each of the self-regulatory organizations authorized to provide a market in Options, one Public Director who is not affiliated with any national securities exchange or national securities association or any broker or dealer in securities, and one Management Director who is the chief executive officer of OCC. The nine Member Directors, who are selected by a Nominating Committee (or by vote of the Clearing Members where nominees have been proposed by petition), are divided into three classes whose terms are staggered so that three directors are elected each year. The Public Director (who is nominated by the Chairman of the Board with the approval of the Board of Directors) is elected for a term of three years. The Exchange Directors and the Management Director are elected for a term of one year. The Nominating Committee is composed of six representatives of Clearing Members who are elected in the same manner as Member Directors. Terms expire in April of each year.

        As of the effective date of this Registration Statement, the directors and executive officers of OCC are as follows:

                                  DIRECTORS

        WAYNE P. LUTHRINGSHAUSEN, age 55, has been the Management
   Director of OCC since 1973. He has served as Chairman of the Board and Chief Executive Officer of OCC for over five years. His present term as a director of OCC expires in April, 2000.

        FREDDY ENRIQUEZ, age 58, has been a Member Director of OCC since April, 1995. Mr. Enriquez has been the First Vice President and Director of Global Securities Operations for Merrill Lynch Pierce Fenner & Smith, Inc., a securities firm and a Clearing Member of OCC, since 1992. His present term as a director of OCC expires in April, 2001.

        WAYNE W. FIELDSA, age 50, has been a Member Director of OCC since April, 1999. Mr. Fieldsa has been Executive Vice President of Brokerage Operations for Charles Schwab & Co., Inc., a securities firm and a Clearing Member of OCC, since 1994. From 1989 to 1994, Mr. Fieldsa was a Senior Vice President of Risk Management and Client Services for National Financial Services, a securities firm and a Clearing Member of OCC. His present term as a director of OCC expires in April, 2000.

        WILLIAM C. FLOERSCH, age 54, has been a Member Director of OCC since April, 1998. Mr. Floersch has been President and Chief






   Executive Officer of O'Connor & Company, a securities firm and a Clearing Member of OCC, since 1997. From 1991 to 1997, Mr. Floersch served as the Vice Chairman of the Chicago Board Options Exchange, Incorporated, and was an active market maker on that exchange. His present term as a director of OCC expires in April, 2001.

         MEYER S. FRUCHER, age 53, has been an Exchange Director of OCC, representing the Philadelphia Stock Exchange, Inc., since September, 1998. Mr. Frucher has been Chairman and Chief Executive Officer of that exchange since June, 1998. From 1996 to 1998, Mr. Frucher was a Real Estate and Management Consultant with Robert Plan Corporation, a subsidiary of the American International Group, in the insurance industry. From 1988 to 1996, he was the Executive Vice President-Development for Olympia & York Companies (USA), a real estate firm. His present term as a director of OCC expires in April, 2000.

        WILLIAM GANGI, age 58, has been a Member Director of OCC since April, 1999. Mr. Gangi has been the Senior Managing Director of the Professional Clearing Services Division for Bear Stearns & Co., Inc., a securities firm and a Clearing Member of OCC, since 1980. His present term as a director of OCC expires in April, 2002.

        ROBERT M. GREBER, age 61, has been an Exchange Director of OCC, representing the Pacific Stock Exchange, Incorporated, since April, 1996. Mr. Greber has been Chairman and Chief Executive Officer of that exchange since January, 1996. From 1992 to 1996, Mr. Greber was President and Chief Operating Officer for that exchange. His present term as a director of OCC expires in April, 2000.

        DORCAS R. HARDY, age 52, has been a Public Director of OCC since April, 1999. Ms. Hardy has been the Principal of Dorcas R. Hardy & Associates, a government relations and public policy consulting firm since 1989. From 1996 to 1998, she was the Chairman and Chief Executive Officer of Work Recovery, Inc., a rehabilitation technology firm. Ms. Hardy also served as the United States Commissioner of Social Security from 1986 to 1989. Her present term as a director of OCC expires in April, 2002.

        JOHN C. HARRIS, age 51, has been a Member Director of OCC since April, 1999. Mr. Harris has been the Executive Vice President and Manager of the Dealer Services Division for ABN AMRO Incorporated, a securities firm and a Clearing Member of OCC, since 1997. From 1982 to 1997, Mr. Harris was the Executive Vice President of The Chicago Corporation, a securities firm, a Clearing Member of OCC and the predecessor firm of ABN AMRO Incorporated. From 1995 to 1997, Mr. Harris served as a member of OCC's Nominating Committee and was its Chairman in 1997. His present term as a director expires in April, 2002.

        EDWARD J. JOYCE, age 47, has been an Exchange Director of OCC, representing the Chicago Board Options Exchange, Incorporated, since 1991. He has been an Executive Vice President-Trading Operations of






   that exchange since 1987. His present term as a director of OCC expires in April, 2000.

        TIMOTHY R. MULLEN, age 42, has been a Member Director of OCC since April, 1999. Mr. Mullen has been President and Chief Executive Officer of First Options of Chicago, Inc., a securities firm and a Clearing Member of OCC, since 1997. From 1993 to 1997, Mr. Mullen was the Chairman and Chief Executive Officer of LIT Clearing Services, Inc., a securities firm and a Clearing Member of OCC. Mr. Mullen has also been a Managing Director of Spear, Leeds & Kellogg, a securities firm and a Clearing Member of OCC, since 1991 and a member of the Executive Committee of Spear Leeds & Kellogg since 1997; a Governor of the Board of Trade Clearing Corporation and a member of the Business Committee and the Chairman of the Audit Committee for the Board of Trade Clearing Corporation since 1998, and served as its Second Vice Chairman and Chairman of the Audit Committee from 1998 to February 1999 and is currently serving as its First Vice Chairman and as the Chairman of its Risk Committee. From 1995 to 1997 Mr. Mullen served as the Chairman of the Clearing Procedures/Regulatory Subcommittee for the Chicago Board Options Exchange, Incorporated. His present term as a director expires in April, 2002.

        MARTIN PFINSGRAFF, age 44, has been a Member Director of OCC since April, 1998. Mr. Pfinsgraff has been President of the Capital Markets Group and has served on the Operating Committee and the Board of Directors of Prudential Securities Incorporated, a securities firm and a Clearing Member of OCC, since July, 1997. From 1995 to 1997, Mr. Pfinsgraff was an Executive Vice President and Chief Financial Officer of Prudential Securities Incorporated, and he served as a Vice President and Treasurer of Prudential Insurance Company from 1991 to 1995. His present term as a director of OCC expires in April, 2000.

        WILLIAM A. ROGERS, age 60, has been a Member Director of OCC since April, 1994. Mr. Rogers has been the Chief Executive Officer of Wayne Hummer Investments, LLC, a securities firm and a Clearing Member of OCC, for over five years. Mr. Rogers served as a director of the National Association of Securities Dealers, Inc. from 1994 to 1997. His present term as a director of OCC expires in April, 2000.

        JOSEPH B. STEFANELLI, age 60, has been an Exchange Director of OCC, representing the American Stock Exchange, LLC since December, 1995. Mr. Stefanelli has been Executive Vice President of that exchange since 1993, and prior to that time had been a Senior Vice President of that exchange. His present term as a director of OCC expires in April, 2000.

        MELVIN B. TAUB, age 55, has been the Vice Chairman of the Board of OCC since April, 1999 and a Member Director of OCC since 1996. Mr. Taub has been a Senior Executive Vice President and Director of Securities Operations and Information Services at Salomon Smith Barney Inc., a securities firm and a Clearing Member of OCC, since 1991. Mr. Taub served as a Director of the National Securities Clearing






   Corporation from 1994 to 1998 and was its Chairman from 1996 to 1998. He presently serves as a Director of The Depository Trust Company and the Securities Industry Automation Corporation and is a member of the NASDAQ Industry Advisory Committee. His present term as a director of OCC expires in April, 2001.

                       NON-DIRECTOR EXECUTIVE OFFICERS


        GEORGE S. HENDER, age 56, has been Management Vice Chairman of OCC since 1997 and Chief Operating Officer since March 1999. He was Senior Executive Vice President of OCC from 1990 to 1997.

        PAUL G. STEVENS, JR., age 54, has been President of OCC since 1989. From 1989 to March 1999 he was Chief Operating Officer of OCC and from 1994 to March 1999 was Treasurer and Chief Financial Officer of OCC.

        RALPH E. PFAFF, age 60, has been Executive Vice President and Corporate Information Officer of OCC since 1984 and Treasurer and Chief Financial Officer of OCC since March 1999.

   ITEM 5.  LEGAL PROCEEDINGS.

        None.

   ITEM 6.  LEGAL OPINIONS AND EXPERTS.

        The opinion of Schiff Hardin & Waite, Chicago, Illinois, counsel to OCC, as to the legality of the securities being registered has been previously filed as an exhibit to the Registration Statement.

        The Consolidated Financial Statements of OCC as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997, and 1996 included in this Post-Effective Amendment No. 1 to the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   ITEM 7.  FINANCIAL STATEMENTS.

        Set forth below are the audited statements of consolidated financial condition of OCC and subsidiaries as of December 31, 1998 and 1997 and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1998.











   STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION
   THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES

   Years ended December 31                                          1998                         1997
                                                               -------------               --------------
     ASSETS:

     Current Assets:
     Cash and cash equivalents                                   $ 28,333,427                $ 27,031,985
     Accounts receivable                                            8,489,178                   6,738,397
     Exchange billing receivable NOTE 9                             8,395,820                   8,308,952
     Due from participant exchanges NOTE 9                            985,451                     566,337
     Other current assets                                           6,212,940                   3,378,145
     Deferred income taxes NOTE 10                                    835,925                   1,278,001
                                                               --------------              --------------
     Total Current Assets                                          53,252,741                  47,301,817
                                                               --------------              --------------
     Property and Equipment:
     Data processing equipment, furniture, etc.                     7,527,688                   7,294,636
     Building and leasehold improvements                            4,510,924                   5,175,342
                                                               --------------              --------------
     Total property and equipment                                  12,038,612                  12,469,978

     Less accumulated depreciation and amortization                (9,994,840)                (10,316,372)
                                                               --------------              --------------
     Property and equipment-net                                     2,043,772                   2,153,606
     Clearing fund deposits NOTE 4                              1,294,185,000                 980,779,000
     Other assets                                                     600,026                   1,302,569
     Deferred income taxes NOTE 10                                  1,176,930                     887,138
                                                               --------------              --------------
     Total Assets                                              $1,351,258,469              $1,032,424,130
                                                               ==============              ==============
     Liabilities and Shareholders' Equity

     Current Liabilities:
     Accounts payable                                          $    2,692,319              $    3,310,908
     SEC fees payable                                              14,958,349                  12,375,024
     Income taxes payable                                           1,308,766                      75,602
     Refundable clearing fees NOTE 7                                2,876,580                   4,592,800
     Exchange billing payable NOTE 9                                8,395,820                   8,308,952
     Other accrued expenses                                         3,939,541                   4,359,221
                                                               --------------              --------------
     Total Current Liabilities                                     34,171,375                  33,022,507
                                                               --------------              --------------
     Clearing fund deposits NOTE 4                              1,294,185,000                 980,779,000
     Commitments and contingent liabilities
       NOTES 2, 3, 4, 8, 13
     Shareholders' Equity: NOTE 5
     Common stock                                                     600,000                     600,000
     Paid-in capital                                                1,393,332                   1,393,332
     Retained earnings                                             21,575,428                  17,295,957
                                                               --------------              --------------






     Total                                                         23,568,760                  19,289,289
     Less treasury stock                                             (666,666)                   (666,666)
                                                               --------------              --------------
     Total Shareholders' Equity                                    22,902,094                  18,622,623
                                                               --------------              --------------

     Total Liabilities and Shareholders' Equity                $1,351,258,469              $1,032,424,130
                                                               ==============              ==============





     SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.











































   STATEMENTS OF CONSOLIDATED INCOME & RETAINED EARNINGS
   THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES

   Years ended December 31                      1998                    1997                   1996
                                               -------                 -------                -------
    REVENUES:

    Clearing fees NOTE 7                     $ 56,840,415           $ 47,737,753            $ 48,890,851
    Interest                                    5,601,015              4,862,071               2,982,415
    Disclosure documents                          742,642                771,529                 457,392
    Data processing fees and services           6,222,837              5,372,716               3,109,542
    Other                                       5,398,360              2,885,940               2,530,692
                                             ------------           ------------            ------------
    Total Revenues                             74,805,269             61,630,009              57,970,892
                                             ------------           ------------            ------------
    EXPENSES:

    Employee costs                             33,501,740             32,590,104              27,698,845
    Data processing costs                      12,630,284             13,027,316              12,842,707
    Professional fees                           6,020,196              4,165,662               2,043,847
    General and administrative NOTE 9           9,881,029              7,220,794               7,357,265
    Disclosure documents                          543,654                539,045                 345,885
    Rental, other than data processing
     equipment                                  4,127,319              3,518,610               3,520,423
    Depreciation and amortization                 705,968                422,612                 817,016
                                             ------------           ------------            ------------
    Total Expenses                             67,410,190             61,484,143              54,625,988
                                             ------------           ------------            ------------
    Income Before Income Taxes                  7,395,079                145,866               3,344,904
    Provision for Income taxes:  NOTE 10
            Federal - current                   2,562,858               (342,807)              1,061,911
            State and local - current             400,466                (15,064)                286,209
            Federal - deferred                    132,586                428,481                  25,742
            State - deferred                       19,698                 63,660                   6,864
                                             ------------           ------------            ------------
    Total Provision for Income Taxes            3,115,608                134,270               1,380,726
                                             ------------           ------------            ------------
    Net Income
       [Basic earnings per Class B
       common share - 1998,
       $213.97; 1997, $0.53;
       1996, $78.56] NOTES 1 AND 5              4,279,471                 11,596               1,964,178
       Retained Earnings,
         Beginning of Year                     17,295,957             17,284,361              15,320,183
                                             ------------           ------------            ------------
       Retained Earnings,
         End of Year                         $ 21,575,428           $ 17,295,957            $ 17,284,361
                                             ============           ============            ============

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.








   STATEMENTS OF CONSOLIDATED CASH FLOWS
   THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES

   Years ended December 31                        1998                 1997                    1996
                                                  ----                 ----                    ----
    CASH FLOWS FROM
    OPERATING ACTIVITIES

    Net income                                $  4,279,471          $     11,596            $  1,964,178
    Adjustments to reconcile net
          income to net cash flows
          from operating activities:
    Depreciation and amortization                  705,968               422,612                 817,016
    Deferred income taxes                          152,284               347,328                  32,606
    Loss on disposal of assets                      84,864                    --                      --
    Changes in assets
          and liabilities:
    Accounts receivable and other
       receivables                              (2,256,763)             (511,723)             (2,428,472)
    Other current assets                        (2,834,795)           (1,626,698)                744,981
    Accounts payable, accrued expenses
          and other payables                     1,631,924             7,555,944               1,214,707
    Refundable clearing fees                    (1,716,220)            2,210,406                 658,844
    Income taxes payable                         1,233,164               (75,655)               (558,709)
                                              ------------           -----------            ------------
    Net cash flows from operating
          activities                             1,279,897             8,333,810               2,445,151
                                              ------------           -----------            ------------

    CASH FLOWS FROM
    INVESTING ACTIVITIES

    Capital expenditures                          (680,998)             (605,630)             (1,074,114)
    Other-net                                      702,543              (967,426)                411,378
    Net cash flows from investing             ------------          -------------             ----------
          activities                                21,545            (1,573,056)               (662,736)
                                              ------------          -------------             ----------

    Net increase in cash
          and cash equivalents                   1,301,442             6,760,754               1,782,415
    Cash and cash equivalents,
          beginning of year                     27,031,985            20,271,231              18,488,816
                                              ------------          ------------            ------------
    Cash and cash equivalents,
          end of year                         $ 28,333,427          $ 27,031,985            $ 20,271,231
                                              ============          ============            ============
    Supplemental disclosure of
          cash flow information:
    Cash paid for income taxes                $  2,414,013          $    867,408            $  1,936,260
                                              ============          ============            ============

   SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.






   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
   THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES


   Years Ended December 31, 1998, 1997 and 1996


   NOTE 1.
   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION The consolidated financial statements include the accounts of The Options Clearing Corporation ("OCC") and its wholly owned subsidiaries, The Intermarket Clearing Corporation ("ICC") and International Clearing Systems, Inc. ("ICSI"). All intercompany balances and transactions have been eliminated in consolidation. References to the "Clearing Corporation" will include both OCC and its subsidiaries, as applicable.

        USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        CASH AND CASH EQUIVALENTS Cash and cash equivalents are comprised primarily of United States Government securities held under agreements issued by major banking institutions, which mature on the next business day. During the term of the agreements, the underlying securities are transferred through the Federal Reserve System to a custodial account maintained by the issuing bank for the benefit of the Clearing Corporation. The Clearing Corporation considers all highly liquid debt instruments with a maturity of three months or less from the date of purchase to be cash equivalents.

        PROPERTY AND EQUIPMENT Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is computed using straight-line and accelerated methods based on estimated useful lives of five to twenty years. Leasehold improvements are amortized over the terms of the related leases.

        IMPAIRMENT OF LONG-LIVED ASSETS The Clearing Corporation reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of a long-lived asset is not recoverable, the carrying amount is reduced to the estimated recoverable value.

        INCOME TAXES The Clearing Corporation uses the asset and liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax






   basis of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in which the deferred tax asset or liability is expected to be settled or realized.

        EARNINGS PER SHARE Earnings per share are calculated based on the weighted average number of Class B common shares outstanding during the year; 20,000 shares in 1998, 21,666 in 1997 and 25,000 in 1996. The Clearing Corporation has no dilutive potential common shares outstanding.

        RECENT ACCOUNTING PRONOUNCEMENTS In 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1, which is effective January 1, 1999, provides guidance on accounting for the costs of computer software developed or obtained for internal use. The impact of SOP 98-1 to the financial statements cannot be readily determined at this time.

        RECLASSIFICATIONS Certain prior years' amounts have been reclassified to conform with the current year presentations.

   NOTE 2.
   OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        OCC is the registered clearing agency for U.S. listed securities options. OCC issues, clears and guarantees option contracts traded on its Participant Exchanges. OCC clears options on several types of underlying interests, including preferred and common stocks, foreign currency, stock indexes, American depository receipts and interest rate composites. OCC also is the clearing agency for exercise settlements of foreign currency options and stock index options. OCC maintains lines of credit with major domestic and foreign banks in the amount of approximately $1.1 billion as of December 31, 1998. Of these lines of credit, $930 million is available to ensure the performance of the foreign currency settlement process in the event that a Clearing Member should fail to deliver foreign currencies on a timely basis; $150 million is available to reimburse OCC to meet any suspension obligations or to reimburse itself for bankruptcy losses; and $20 million is available to meet working capital requirements incurred in the ordinary course of business. Commitment fees are paid to the issuing banks for these lines of credit.

        ICC clears, settles and guarantees futures contracts and options on futures contracts executed on its Participant Exchanges. ICC maintains lines of credit with major domestic and foreign banks in the amount of approximately $50 million as of December 31, 1998. These lines of credit are utilized to ensure performance of the foreign currency settlement process in the event that a Clearing Member should







   fail to deliver foreign currencies on a timely basis. Commitment fees are paid to the issuing banks for these lines of credit.

        OCC and ICC perform a guarantee function which ensures the financial integrity of the markets they clear. Consequently, OCC and ICC bear counterparty credit risk in the event that future market movements create conditions which could lead to Clearing Members failing to meet their obligations to OCC or ICC. OCC and ICC are, thus, exposed to off-balance-sheet risk, with respect to the securities broker dealers and futures commission merchants that are their respective Clearing Members.

        OCC and ICC reduce their exposure through a risk management program that strives to achieve a prudent balance between market integrity and liquidity. This program of safeguards, which provides substance to OCC's guarantee, consists of: rigorous initial and ongoing financial responsibility standards for membership; margin deposits (see Note 3); and clearing fund deposits (see Note 4).

        The carrying value of the Clearing Corporation's cash and cash equivalents approximates fair value because of the short maturities of those investments. Margin deposits (see Note 3) and clearing fund deposits (see Note 4) are presented at market value at December 31, 1998, in accordance with the rules of the Clearing Corporation.

        Neither OCC nor ICC assumes any guarantor role unless it has a precisely equal, and offsetting, claim against another Clearing Member. Therefore, the fair value of the open interest of options, futures and options on futures contracts cleared and settled by OCC and ICC is not included in the statements of consolidated financial condition.

   NOTE 3.
   MARGIN DEPOSITS

        The rules and practices established by OCC provide that each Clearing Member representing the writer of an option must either deposit the underlying interest or maintain specified margin deposits in the form of cash, bank letters of credit, U.S. Government securities (as defined in the By-laws) or other acceptable margin securities ("valued securities"). The margin deposits of each Clearing Member are available to meet only the financial obligations of that Clearing Member to OCC. All margin deposits, except letters of credit, are held at securities depositories or banks. All obligations and noncash margin deposits are marked to market on a daily basis. OCC also haircuts, on a daily basis, the value of equity securities and Government securities with more than one year to maturity in order to provide a cushion against price fluctuations. Valued securities are given margin credit at 70% of the daily exchange closing price. The margin credit granted for the securities of any one issuer cannot exceed 10% of a Clearing Member's daily margin requirement.







        The Rules of ICC provide that each Clearing Member, with respect to each option on futures contract for which it represents the writer, and with respect to each futures contract, is required to deposit and maintain specified margin in the form of cash, U.S. Government securities, or bank letters of credit.

        Under the Rules of OCC and ICC, bank letters of credit are required to be irrevocable except with the consent of acceptance by OCC and ICC. Cash margin deposits which are held may be invested, and any interest or gain received or loss incurred on invested funds accrues to OCC and ICC. OCC's and ICC's margin deposits are not included in the statements of consolidated financial condition.

        The values of underlying securities, Government securities (all foreign government securities are converted to U.S. dollars using the year-end exchange rate) and margin deposits at December 31, 1998 for the Clearing Corporation were approximately as follows:

                                                                                       ----------------
       Underlying securities at market value                                           $ 9,285,446,000

       Valued securities at market value                                                16,157,016,000

       Cash and temporary investments                                                      152,389,000
       Bank letters of credit                                                            7,053,785,000

       Government securities deposited as margin
         (at market value at date of deposit, which
         approximates market value at December 31, 1998)                                 4,322,804,000
                                                                                      ----------------
       Total                                                                          $ 36,971,440,000
                                                                                      ================

              Further, as of December 31, 1998, OCC had on deposit Index Option Escrow Receipts which represent acceptable collateral on deposit with approved banks which OCC has accepted in lieu of margin for approximately 134,000 short index contracts. At December 31, 1998, the market value of the index option contracts collateralized under the escrow receipts program approximated $14.1 billion.

        OCC also maintains cross-margining arrangements with certain U.S. commodities clearing organizations, including ICC. Under the terms of these arrangements, an OCC Clearing Member that is also a Clearing Member of one or more commodities clearing organizations participating in the cross-margining arrangement, or that has an affiliate that is a Clearing Member of one or more such commodities clearing organizations may maintain cross-margin accounts in which the Clearing Member's positions in OCC-cleared options are combined, for purposes of calculating margin requirements, with positions of the Clearing Member (or its affiliate) in futures contracts and/or options on futures contracts. Margin deposits on the combined positions are held jointly







   by OCC and the participating commodities clearing organization(s) and are available (together with any proceeds of the options and futures positions themselves) to meet financial obligations of the Clearing Member(s) to OCC and the commodities clearing organization(s). In the event that either OCC or one or more participating commodities clearing organization(s) suffers a loss in liquidating positions in a cross-margin account, the loss is to be shared among OCC and the participating commodities clearing organization(s) in accordance with their agreement. Margin deposits in respect of cross-margin accounts may be in the form of cash, valued securities, U.S. Government securities or bank letters of credit.

   NOTE 4.
   CLEARING FUND DEPOSITS

        OCC and ICC maintain separate clearing funds to cover possible losses suffered by either of them should a Clearing Member, bank, or a securities or commodities clearing organization default. A Clearing Member's clearing fund deposit is based on its prorata share of options, futures or options on futures activity which is recomputed monthly. Therefore, the OCC and ICC clearing funds expand and contract in size in relation to activity in their respective markets. The OCC and ICC clearing funds mutualize the risk of default among all Clearing Members. The entire clearing fund is available to cover potential losses in the unlikely event that margin deposits and the clearing fund deposits of a defaulting Member are inadequate or not immediately available to fulfill that Member's outstanding financial obligations. In the event of a default, OCC and ICC are required, in the case of an exercise of a call option, to sell, and in the case of an exercise of a put option, to buy, the underlying interest covered by the option at the stated exercise price. In addition, in the event a futures contract or an option on futures contract remains open after the close of business on the last day of trading, ICC is required to purchase the commodity underlying the contract from the seller of the contract and to sell the commodity underlying the contract to the purchaser.

        Clearing fund deposits must be in the form of cash or Government securities (as defined in the By-laws), as the clearing fund is intended to provide OCC and ICC with an immediately available pool of liquid assets. Clearing Members may make clearing fund deposits in cash to OCC and ICC or an approved segregated funds account, or in Government securities to various securities depositories or banks. Cash deposits in nonsegregated accounts may be invested and any interest or gain received or loss incurred on invested funds accrues to OCC and ICC. Cash in a segregated account is a demand deposit which is held in the name of OCC and ICC, which names an individual Clearing Member whose clearing fund obligation the deposit represents and which can only be withdrawn by OCC and ICC. These segregated funds cannot be invested by OCC and ICC. Clearing fund cash and securities deposits are included in the statements of consolidated financial condition. The total amount of the clearing funds (all foreign government






   securities are converted to U.S. dollars using the year-end exchange rate) at December 31,1998 was as follows:

                                                                       ---------------
          Cash and temporary investments                               $    20,236,000

          Segregated funds accounts                                             25,000

          Government securities, at market value                         1,273,924,000
                                                                       ---------------
          Total                                                        $ 1,294,185,000
                                                                       ===============

          The clearing funds maintained by OCC and ICC were $1,293,766,000 and $419,000, respectively.

   NOTE 5.
   COMMON STOCK, STOCKHOLDERS AGREEMENT AND AGREEMENTS WITH PARTICIPANT
   EXCHANGES

        OCC has Class A and Class B common stock, both with $10 par value, 60,000 shares authorized, 30,000 shares issued and 20,000 shares outstanding at December 31, 1998 and 1997. Treasury stock comprises 10,000 shares of Class A common stock and 10,000 shares of Class B common stock at a cost of $666,666. The Class B common stock is issuable in twelve series of 5,000 shares each. The Class B common stock is entitled to receive dividends whereas the Class A common stock is not. Upon liquidation of OCC, the Class A common stock would participate only to the extent of its par value.

        The By-laws of OCC provide that any national securities exchange or national securities association which meets specific requirements may become a participant by acquiring 5,000 shares of Class A common stock and 5,000 shares of Class B common stock.

        The purchase price for such shares will be the aggregate book value of a comparable number of shares at the end of the preceding calendar month, but not less than $250,000 nor more than $333,333.

        OCC is a party to the Stockholders Agreement and Restated
   Participant Exchange Agreement with its Shareholders'.

        The Stockholders Agreement provides that each stockholder appoint the members of the Nominating Committee of OCC as its proxy for purposes of voting its shares for the appointment of member directors, the Chairman of OCC as the management director and members of the following year's Nominating Committee. It also provides for the purchase by OCC of all of its stock owned by any stockholder under specified circumstances, but the obligation to pay the purchase price will be subordinated to OCC's obligations to creditors and the purchase price cannot be paid if the payment would reduce the capital and surplus below $1,000,000. If OCC is required to purchase its stock







   from any stockholder, the purchase price for the two years following the date the stockholder acquired its stock is the stockholder's purchase price paid reduced by $100,000 and, thereafter, the purchase price at the date of purchase is the lesser of the aggregate book value of the shares or the original purchase price paid less $80,000, $60,000, $40,000, $20,000 or zero after the second, third, fourth, fifth or sixth year, respectively, from the date of sale of such stock.

        On or about April 28, 1997, The New York Stock Exchange ("NYSE") exercised its right to sell its shares of OCC common stock to OCC. In accordance with the terms of the Stockholders Agreement, the aggregate purchase price of $333,333 is payable to the NYSE.

        The Restated Participant Exchange Agreement deals with the business relationship between and among OCC and each participant securities exchange and securities association. Likewise, ICC is a party to a Participant Exchange Agreement with its participant futures exchanges ("participant" or "participants"), which deals with the business relationship between, and among each participant and among such participants.

   NOTE 6.
   SALE AND BUY BACK AGREEMENTS

        Sale and Buy Back agreements outstanding, including amounts in margin and clearing fund deposits, averaged $116 million and $100 million during 1998 and 1997, respectively, and the maximum amount outstanding during 1998 and 1997 was $291 million and $351 million, respectively. The amounts outstanding approximate the market value of the underlying securities.

   NOTE 7.
   CLEARING FEES

        The Boards of Directors set clearing fees and determine the amounts of refunds, if any, based upon the current needs of OCC and ICC. The Boards of Directors have determined in the years ended December 31, 1998, 1997 and 1996 that refunds and discounts of clearing fees be made to Clearing Members. Such refunds and discounts, which have been netted against clearing fees in the statements of consolidated income and retained earnings, amounted to $13,786,000, $21,549,000 and $8,382,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

   NOTE 8.
   COMMITMENTS

        Future minimum rental payments under noncancelable operating leases (principally for office space and data processing equipment) in the aggregate in effect as of December 31, 1998 are as follows:







                                           ------------
              1999                         $  4,774,000

              2000                            3,541,000

              2001                            3,111,000

              2002                              816,000

              2003                              958,000
                                           ------------
              Total                        $ 13,200,000

        Rental expense for the years ended December 31, 1998, 1997 and 1996 amounted to $11,558,000, $11,433,000, and $11,950,000, respectively. Included in rental expense for 1998 is a $680,000 charge for vacating certain office space.

        Total minimum rentals to be received under noncancelable subleases as of December 31, 1998 are $318,000. Rental income received under subleases for the years ended December 31, 1998, 1997 and 1996 amounted to $347,000, $251,000, and $276,000, respectively.

        The Clearing Corporation has employment agreements with certain of its senior officers. The aggregate commitment for future salaries at December 31, 1998, excluding bonuses, was approximately $1.05 million.

   NOTE 9.
   RELATED PARTY TRANSACTIONS

        Certain exchanges and their affiliates provide some operational and other services on behalf of OCC for which expenses of approximately $115,000, $110,000, and $102,000 were incurred for the years ended December 31, 1998, 1997 and 1996, respectively.

        OCC also bills and collects transaction fees for the Chicago Board Options Exchange, Incorporated. Fees billed and uncollected at December 31, 1998 and 1997 were $8,396,000 and $8,308,000, respectively, and are included in the statements of consolidated financial condition as Exchange billing receivable and payable.

        In 1992, OCC entered into a joint marketing effort with its Participant Exchanges to form The Options Industry Council ("OIC"). The total amounts expended by OCC on behalf of OIC for the years ended December 31, 1998, 1997 and 1996 were $3,299,000, $2,070,000, and
   $2,151,000, respectively. The Participant Exchanges' share of OIC expenditures for the years ended December 31, 1998, 1997 and 1996 was $1,678,000, $992,000, and $1,070,000, respectively. At December 31,
   1998 and 1997, the amounts due from Participant Exchanges were $985,000 and $566,000 respectively.








        Transactions between OCC and shareholder exchanges and their affiliates are settled by cash payments.

   NOTE 10.
   INCOME TAXES

        The provision for income taxes is reconciled to amounts determined by applying the statutory Federal income tax rate as follows:

        Years Ended December 31                     1998                 1997              1996
                                                    ----                 ----              ----
        Federal income tax at the
          statutory rates                       $  2,588,278          $   51,053        $ 1,170,716
        Permanent tax differences                    107,166              78,774             94,673
        State income tax effect                      400,466              48,596            186,036
        Tax credits                                       --             (40,000)           (73,643)
        Other                                         19,698              (4,153)             2,944
                                               -------------          ----------        -----------
        Provision for income taxes             $   3,115,608          $  134,270        $ 1,380,726
                                               =============          ==========        ===========

     The deferred tax asset consists of the following:

         December 31                                                 1998                   1997
                                                                     ----                   ----
           Compensation and employee benefits                    $   639,415            $   847,460
           Other items                                               196,510                430,541
                                                                 -----------            -----------
           Current asset                                             835,925              1,278,001
                                                                 -----------            -----------
           Accelerated depreciation                                  791,319                662,637
           Other items                                               385,611                224,501
           Long-term asset                                         1,176,930                887,138
                                                                 -----------            -----------
           Total                                                 $ 2,012,855            $ 2,165,139
                                                                 ===========            ===========

   NOTE 11.
   RETIREMENT PLANS

        The Clearing Corporation has a trusteed, noncontributory, qualified retirement plan covering employees who meet specified age and service requirements. Retirement benefits are primarily a function of both years of service and the level of compensation during the highest consecutive five years out of the last ten years before retirement.

        The Clearing Corporation also has a funded supplemental executive retirement plan ("SERP"). Retirement benefits are primarily a function of both years of service and the level of compensation during the






   highest nonconsecutive three years out of the last ten years before retirement. Effective January 1, 1998, the SERP was amended to include a benefit replacement plan ("BRP") feature for certain named employees whose qualified retirement plan benefits are limited by maximum pay and maximum benefit limitations.

        The Clearing Corporation's funding policies, subject to the minimum funding requirements of U.S. employee benefit and tax laws, are to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligation of the plans. During 1998, the Clearing Corporation adopted Statement of Financial Accounting Standards ("SFAS") 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers disclosures about pensions and other postretirement benefit plans.

        Net periodic benefit cost consisted of the following:

         Years Ended December 31                        1998               1997             1996
                                                       ------            -------           -------
               Service cost                        $   983,000         $   793,000       $   666,000
               Interest cost                         1,603,000           1,381,000         1,094,000
               Expected return on assets            (2,002,000)         (1,385,000)       (1,033,000)
               Amortization:
                 Transition obligation                  17,000              17,000            17,000
                 Prior service cost                    217,000             133,000           133,000
                 Actuarial (gain) loss                  (2,000)            127,000            60,000
                                                  ------------        ------------      ------------
               Net periodic benefit cost           $   816,000         $ 1,066,000       $   937,000
                                                  ============        ============      ============

              Assets and liabilities for the Retirement Plan and the SERP/BRP were measured as of September 30, 1998. The funded status as of December 31, 1998 is the same as the funded status as of September 30, 1998.

        The plans' benefit obligation, plan assets and funded status are as follows:

         Years Ended December 31                                        1998                   1997
                                                                        ----                   ----
         Change in Benefit Obligation:
         Net benefit obligation at beginning of year                 $20,381,000            $16,616,000
         Service cost                                                    983,000                793,000
         Interest cost                                                 1,603,000              1,381,000
         Plan amendments                                                (503,000)               563,000
         Actuarial loss                                                4,397,000              1,167,000
         Gross benefits paid                                            (247,000)              (139,000)
                                                                     -----------            -----------
         Net benefit obligation at end of year                       $26,614,000            $20,381,000
                                                                     ===========            ===========
         Change in Plan Assets:






         Fair value of plan assets at beginning of year              $19,837,000            $13,923,000
         Actual return on plan assets                                    121,000              4,089,000
         Employer contributions                                        2,319,000              1,964,000
         Gross benefits paid                                            (247,000)              (139,000)
                                                                     -----------            -----------
         Fair value of plan assets at end of year                    $22,030,000            $19,837,000
                                                                     ===========            ===========

         Years Ended December 31                                         1998                   1997
                                                                         ----                   ----
         Funded Status:
         Funded status at end of year                                $(4,584,000)           $  (544,000)
         Unrecognized net actuarial loss                               6,877,000                598,000
         Unrecognized prior service cost                                 250,000                968,000
         Unrecognized net transition obligation                           49,000                 67,000
         Fourth quarter contributions                                  1,863,000                273,000
                                                                     -----------            -----------
         Net amount recognized - prepaid                             $ 4,455,000            $ 1,362,000
                                                                     ===========            ===========

         Amounts recognized in the statement of financial
         condition consist of:
           Prepaid benefit cost                                      $ 4,855,000            $ 1,654,000
           Accrued benefit liability                                    (826,000)              (292,000)
           Intangible asset                                              426,000                     --
                                                                     -----------            -----------
         Net amount recognized                                       $ 4,455,000            $ 1,362,000
                                                                     ===========            ===========

        The accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets (SERP/BRP) was $7,120,000 and $5,904,000; respectively, as of September 30, 1998.

        The major assumptions used to determine the obligations are a 6.75% discount rate and 4.75% future salary increases as of December 31, 1998 and 7.5% discount rate and 4.75% future salary increases as of December 31, 1997. The expected long-term return on assets was 9.5% for both 1998 and 1997.

        The Clearing Corporation also maintains a defined contribution plan qualified under Internal Revenue Code Section 401(k) for eligible employees who elect to participate in the plan. Eligible employees may elect to have their salaries reduced by a percentage. This amount is then paid into the plan by the Clearing Corporation on behalf of the employee.

        The Clearing Corporation will make matching contributions to the participant's account subject to certain limitations. The Clearing Corporation's expenses for the matching contributions to the plan for the years ended December 31, 1998, 1997 and 1996 were $469,000, $451,000, and $423,000, respectively.






   NOTE 12.
   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        The Clearing Corporation has a Postretirement Welfare Plan covering employees who meet specified age and service requirements. Retiree contributions' to medical payments vary by age and service at retirement. The plan is a defined dollar benefit plan in which the Clearing Corporations' obligation is limited to a maximum amount per participant set by the Clearing Corporation at the time a participant retires. Effective January 1, 1998, the plan has established a 401(h) account to fund retiree welfare benefits. Benefits for all participants, excluding key employees, will be funded through the 401(h) account, to the extent allowed under the regulations.

        Net periodic benefit cost consisted of the following:

         Years Ended December 31                      1998                    1997                    1996
                                                      ----                    ----                    ----
         Service cost                              $  46,000               $  39,000                $ 33,000
         Interest cost                                68,000                  63,000                  42,000
         Amortization:
           Transition obligation                      28,000                  28,000                  28,000
           Actuarial gain                                 --                      --                 (12,000)
                                                   ---------               ---------               ---------
         Total net periodic benefit cost           $ 142,000               $ 130,000                $ 91,000
                                                   =========               =========               =========

        Assets and liabilities for the postretirement benefit plan were measured as of September 30, 1998. The funded status as of December 31, 1998 is the same as the funded status as of September 30, 1998.




























        The plans' benefit obligation, plan assets and funded status are as follows:

         Years Ended December 31                                              1998                             1997
                                                                              ----                             ----
         Change in Benefit Obligation:
         Net benefit obligation at beginning of year                      $   881,000                       $  797,000
         Service cost                                                          46,000                           39,000
         Interest cost                                                         68,000                           63,000
         Plan amendments                                                    1,125,000                               --
         Actuarial loss                                                       143,000                           15,000
         Gross benefits paid                                                  (43,000)                         (33,000)
                                                                          -----------                       ----------
         Net benefit obligation at end of year                            $ 2,220,000                       $  881,000

         Change in Plan Assets:
         Fair value of plan assets at beginning of year                   $        --                       $       --
         Employer contributions                                                43,000                           33,000
         Gross benefits paid                                                  (43,000)                         (33,000)
                                                                          -----------                       ----------
         Fair value of plan assets at end of year                         $        --                       $       --

         Funded Status:
         Funded status at end of year                                     $(2,220,000)                      $ (881,000)
         Unrecognized net actuarial (gain) loss                                76,000                          (67,000)
         Unrecognized prior service cost                                    1,125,000                               --
         Unrecognized net transition obligation                               393,000                          421,000
         Fourth quarter contributions                                         223,000                            8,000
                                                                          -----------                       ----------
         Net amount recognized accrued                                    $  (403,000)                      $ (519,000)
                                                                          ===========                       ==========

         Amount recognized in the statement of financial
         condition consist of:
           Accrued benefit liability                                      $  (403,000)                      $ (519,000)

        The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% in 1998 and 7.5% in 1997.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefit was 7% in 1998 decreasing by 1 percentage point per year until 2001.

        A one percentage point increase in the assumed health care cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or net postretirement health care cost.










   NOTE 13.
   CONTINGENCIES

        In the normal course of business, the Clearing Corporation may be subjected to various lawsuits and claims. At December 31, 1998, no litigation exists which management of the Clearing Corporation believes would have a material adverse effect on the consolidated financial statements of the Clearing Corporation.


















































   INDEPENDENT AUDITORS' REPORT
   The Options Clearing Corporation and Subsidiaries


        We have audited the accompanying statements of consolidated financial condition of The Options Clearing Corporation and Subsidiaries (the "Corporation") as of December 31, 1998 and 1997 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


   Deloitte & Touche LLP
   Chicago, Illinois
   January 29, 1999























   ITEM 8.  UNDERTAKINGS.

        1. The undersigned registrant hereby undertakes to file a post-effective amendment, not later than 120 days after the end of each fiscal year subsequent to that covered by the financial statements presented herein, containing financial statements meeting the requirements of Regulation S-X and the supplementary financial information specified by Item 302 of Regulation S-K.

        2. The undersigned registrant hereby undertakes not to issue, clear, guarantee or accept any securities registered herein until there is a definitive options disclosure document meeting the requirements of Rule 9b-1 of the Securities Exchange Act of 1934 with respect to the class of options.













































                                 SIGNATURES
                                 ----------

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, State of Illinois on March 31, 1999.


                                 THE OPTIONS CLEARING CORPORATION


                                 By:  /s/ Wayne P. Luthringshausen
                                    -------------------------------------
                                      Wayne P. Luthringshausen
                                      Chairman and Principal
                                        Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities set forth below on March 31, 1999.
    /s/ Wayne P. Luthringshausen       /s/ Robert M. Greber
    --------------------------------   --------------------------------
    Wayne P. Luthringshausen,          Robert M. Greber, Director
    Chairman and Principal Executive
    Officer


    /s/ Ralph E. Pfaff                 /s/ M. Blair Hull
    --------------------------------   --------------------------------
    Ralph E. Pfaff,                    M. Blair Hull, Director
    Principal Financial and
    Accounting Officer


    /s/ W. Gordon Binns, Jr.           /s/ Edward J. Joyce
    --------------------------------   --------------------------------
    W. Gordon Binns, Jr., Director     Edward J. Joyce, Director

    /s/ Douglas J. Engmann             /s/ Martin Pfinsgraff
    --------------------------------   --------------------------------
    Douglas J. Engmann, Director       Martin Pfinsgraff, Director


    /s/ Freddy Enriquez                /s/ William A. Rogers
    --------------------------------   --------------------------------
    Freddy Enriquez, Director          William A. Rogers, Director







    /s/ William C. Floersch            /s/ Harvey Silverman
    --------------------------------   --------------------------------
    William C. Floersch, Director      Harvey Silverman, Director


    /s/ Meyer S. Frucher               /s/ Joseph B. Stafanelli
    --------------------------------   --------------------------------
    Meyer S. Frucher, Director         Joseph B. Stefanelli, Director


                                       /s/ Melvin B. Taub
                                       --------------------------------
                                       Melvin B. Taub, Director

                              POWER OF ATTORNEY
                              -----------------

             Each person whose signature appears above authorizes Wayne
   P. Luthringshausen, or George S. Hender, or James C. Yong, severally, to execute in the name of each such person, and file, any amendments to this Registration Statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject hereof, which amendment may make such changes herein as any of the above-named attorneys deems appropriate.
































                                EXHIBIT INDEX
                                -------------

        The following documents are filed as part of this Registration
   Statement:

         EXHIBIT NUMBER       DESCRIPTION OF DOCUMENT
         --------------       -----------------------

                5             Opinion of Schiff Hardin & Waite*

              23.1            Consent of Deloitte & Touche LLP

              23.2 Consent of Schiff Hardin Waite (included in Exhibit 5)*

              23.3            Consent of Wayne W. Fieldsa

              23.4            Consent of William Gangi

              23.5            Consent of Dorcas R. Hardy

              23.6            Consent of John C. Harris**

              23.7            Consent of Timothy R. Mullen

               24             Power of Attorney (included on the
                              signature page to this Post-Effective
                              Amendment No. 1 to the Registration
                              Statement)

    * Previously filed.
    ** To be filed by later
    amendment.


















                                    II-27